

December 3, 2010

<u>via U.S. mail and facsimile</u>

Mark Dillon, Chief Executive Officer
Golden Growers Cooperative
112 Roberts Street North, Suite 111
Fargo, North Dakota 58102

> **Re: Golden Growers Cooperative**
> **Form 10, Amendment 3**
> **Filed November 15, 2010**
> **File No. 0-53957**

Dear Mr. Dillon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Selected Financial Data, page 11</u>

1. We note you have revised the income statement data presented for the year ended August 31, 2009. This information is not consistent with your audited income statement presented on page F-3. Please reconcile or revise.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12</u>

2. We note your response to comment 1. Please revise your management's discussion and analysis section to reflect any changes in your financial statements in connection with the accounting comments noted below.

Financial Statements

Notes to Financial Statements

Restatement of Previously Issued Financial Statements

3. We note you restated your financial statements to present revenues on a gross basis from a net basis. Please tell us why you believe you are considered a principal in the transactions between your members and Cargill versus an agent. In your response, please ensure to thoroughly address each of the criteria in FASB ASC 605-45-45 to support your position.

4. Please revise the face of your financial statements and your selected financial data to clearly indicate the periods for which financial information has been restated.

Form 10-Q/A for the Quarter Ended June 30, 2010
Form 10-Q for the Quarter Ended September 30, 2010

5. Please revise your Forms 10-Q to address our comments noted above. Specifically, note our comments related to the restatement of your financial statements.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390, if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or David Link at (202) 551-3356 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Kimberly A. Lowe, Esq.
Facsimile: (612) 492-7077